Exhibit (a)(5)(L)

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here.

Report on the Annual Stockholders’ Meeting 2006 Posted on the Bayer AG Website

"Takeover Offer for Schering AG

On March 23, 2006 we announced our intention to acquire Schering AG. The formal takeover offer of €86 per Schering share or ADS (American Depositary Share) – representing a total transaction volume of €16.5 billion – was published on April 13, 2006. In particular, the offer is contingent upon a minimum acceptance threshold of 75 percent of the outstanding shares of Schering AG by the end of the offer period and the approval of the antitrust authorities in the United States and Europe. The acceptance period ends on May 31, 2006.

The acquisition of Schering is entirely consistent with our strategic objective of strengthening the HealthCare business, especially in the areas of pharmaceutical specialties and consumer care, in order to substantially expand the role of the Bayer HealthCare subgroup as the primary growth engine of the Bayer Group as a whole.

The acquisition would raise the specialty products’ share of Pharmaceuticals Division sales from the current level of 25 percent to around 70 percent. Including Schering, pro forma combined pharmaceuticals sales in 2005 would have been in the region of €9 billion. The merger would also give us a balanced portfolio of established businesses and disproportionately fast-growing franchises such as oncology, cardiology/hematology and gynecology. The biotechnology products provide another excellent platform for further growth. The combined product pipeline thus has the potential for sustained innovation. We plan to further optimize our support for worthwhile projects by significantly increasing the research and development budget for the pharmaceuticals operations.

It is intended to finance the transaction with a combination of equity, debt and hybrid capital instruments. In this connection we successfully issued a €2.3 billion mandatory convertible bond in April. We plan to generate additional financing by divesting H.C. Starck and Wolff Walsrode in the Bayer MaterialScience subgroup, thus ensuring a healthy balance-sheet structure for the future. We expect to retain a good investment-grade credit rating even after this transaction.

Some 6,200 stock-holders came to the Annual Stockholders’ Meeting at the new Cologne Exhibition Hall to hear about current developments at Bayer.

Stockholders welcome acquisition plans: “Entering a new dimension with Schering”

“2005 was an extremely successful year for Bayer. The measures implemented by the Board of Management took hold. And Bayer reached new highs in terms of market capitalization. You can be proud of what you’ve achieved. And the first quarter has shown you’re continuing on a successful course,” said a representative of the German private investors’ association DSW. The approximately 6,200 attendees at the 54th Annual Stockholders’ Meeting of Bayer AG at the Cologne Exhibition Center responded with loud applause to this positive verdict on the company’s economic performance.

Following words of welcome from Supervisory Board Chairman Dr. Manfred Schneider and the report from Management Board Chairman Werner Wenning, the Board of Management and Supervisory Board fielded questions from the participants. One topic featured very prominently in the discussion: the planned acquisition of Schering AG. “I fully agree with you: under these circumstances you simply had to take action. It’s probably the last opportunity there will be for many a year to acquire a leading player in the pharmaceutical industry – and one that fits well with Bayer in many respects,” said one stockholder. He added that one could of course philosophize about whether Bayer could have acted earlier, when the acquisition would have been much cheaper. “But I think that in your role as the white knight, you will be able to integrate Schering more smoothly, and ultimately at lower cost, than in the case of a hostile takeover.”

In response to criticism that the acquisition price for Schering is too high, Wenning said Bayer would be paying “a very fair price.” He explained that it has always been Bayer’s aim to occupy a leading position in the highly profitable specialty pharmaceuticals business. “And this transaction would enable us to achieve that goal.” In this connection, the Management Board Chairman pointed

An exhibition in the lobby of the exhibition hall centered on corporate social responsibility at Bayer. Visitors could view the winning entries in a painting competition organized by Bayer and the United Nations Environment Programme (left) and get detailed information on the partners’ joint activities (below).

Reinhild Keitel from the stockholder protection association SDK praised Bayer for transparency of presentation in the 2005 Annual Report.

to the synergy potential, which he said would amount to roughly € 700 million by the third year after the takeover is completed.

Another topic of discussion was how the acquisition is to be financed. “Our refinancing plan comprises a balanced mix of equity and debt capital and divestments to ensure we maintain a healthy balance sheet,” said Wenning, adding that he expects Bayer to maintain a stable investment-grade credit rating even after completion of the transaction. “Our medium- to long-term goal remains a stable ‘A’ rating.”

Several stockholders praised the Management Board’s resolute action. “By acquiring Schering you are opening up a new dimension for Bayer. I hope for all our sakes that this acquisition will be successful and create additional value,” declared a representative of the stockholder protection association SDK, who also described the 2005 Annual Report as particularly well produced and praised Bayer’s “exemplary transparency.”

The stockholders were also interested to hear about planned efficiency-enhancement measures at Bayer CropScience. Wenning explained that this subgroup initiated a cost-containment program at the end of 2004, designed to achieve yearly savings of approximately € 200 million by 2007. He said this program supplements cost structure projects launched in 2002 as part of the integration of Aventis CropScience.

One stockholder enquired about the future of Bayer MaterialScience in light of the expansion of life-science activities in the Bayer Group. Wenning emphasized that the strategic alignment toward innovation and growth at Bayer HealthCare, Bayer CropScience and Bayer MaterialScience would not change. Declared the Bayer Chairman: “All three subgroups are core businesses.” He said the planned divestitures of H.C. Starck and Wolff Walsrode do not change that in any way.

A stockholders’ representative addressed the delisting of Bayer stock in certain markets. Wenning explained the circumstances surrounding this decision. Last year the company already began delisting its shares on stock exchanges such as the Euronext markets in Paris, Brussels and Amsterdam, along with the Luxembourg and Milan stock exchanges, because the trading volume in these markets was less than 0.4 percent of Xetra

The Bayer Cross and the company colors featured prominently in the light and transparent ambience of the Cologne Exhibition Center’s entrance hall.

sales. “Naturally we will continue to review the usefulness of our listings on the other European stock exchanges. But at the moment we have no specific plans in this connection.” Wenning added that a delisting on Wall Street also was not on the agenda at present.

When asked about Bayer AG’s research spending, Wenning replied: “In order to support the growth of our enterprise in the future and ensure a high level of innovation, we plan to spend about €1.9 billion on research and development in 2006, as in the previous year. This is by far the highest research budget of any chemical and pharmaceutical company in Germany.” According to Wenning, 60 percent of this amount R&D budget would be spent at Bayer’s German research centers. “This is a clear vote of confidence in Germany as a research base.”

A further topic of discussion was the ongoing antitrust proceedings. Wenning was again very clear on this point: “Legal compliance throughout the world is an integral part of our corporate policy and is consistently implemented. Our global compliance program, which has been in force since 1999, doesn’t leave the slightest doubt about this. Any employee who fails to abide by these perfectly clear rules can expect to face consequences under labor law, including possible termination without notice.”

One attendee wanted to know how the workforce shares in Bayer’s commercial success. Wenning explained that since 1953, the company has offered its employees the opportunity to purchase Bayer stock. “In this way we aim to help people save for the future and enhance their financial independence.” As of December 31, 2005, some 14 million Bayer shares – 1.9 percent of the capital stock – were held by a total of 50,190 employees.

Great interest was also shown in the company’s publications.

Pleased with the overwhelming approval of the stockholders: Dr. Manfred Schneider (left) and Werner Wenning.

Another topic raised at the meeting was the current discussion surrounding Bayer 04 Fußball GmbH, the company managing the Bayer Leverkusen soccer team. Responding to one attendee’s call for Bayer to divest its soccer activities, Wenning said: “Bayer 04 Leverkusen is a precious advertising asset for Bayer AG. It has an image value of between € 80 million and € 100 million in an average season with national and international games, depending on the team’s success on the pitch.” In Bayer 04’s best season, 2001/2002, when the club qualified for the final of the Champions’ League, this value climbed to € 250 million, according to the uefa marketing agency, because the game was televised throughout the world. The advertising value of this sports sponsoring is regularly reviewed by recognized methods.

The “critical” stockholders leveled many of the same accusations against Bayer as in previous years, including some concerning child labor, product safety and animal experiments. The Management Board Chairman dismissed all the allegations as being without foundation. In the voting that followed, the stockholders approved the proposals of the Supervisory Board and the Board of Management by large majorities (see inset at right).

Resolutions of the Annual Stockholders’ Meeting

Of the €1.87 billion capital stock, 42.03 percent was represented at the Meeting. All the resolutions proposed by the Board of Management and the Supervisory Board were passed by overwhelming majorities.

The decisions taken were as follows:

•                    The balance sheet profit of €694 million will be used to pay a dividend of €0.95 per share.

•                    The actions of the members of the Supervisory Board and Board of Management are ratified.

•                    The existing Authorized Capital is revoked and new Authorized Capital created, and the Articles of Incorporation are amended accordingly.

•                    The Articles of Incorporation are amended in accordance with the proposal regarding the rights of the chairman of the Annual Stockholders’ Meeting.

•                    The Board of Management is authorized to purchase and sell company shares.

•                    The Control and Profit Transfer Agreement between the company and Bayfin GmbH is approved.

•                    PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, is appointed as auditor for the 2006 fiscal year."

Set forth below is certain additional information concerning the Offer contained on Bayer AG's website:

QUESTION:

“… [J]ust looking at the Schering deal, the 1.7 billion of equity issue — this is still to come — Is there anything you can say about the timing of that, whether that will be, say, towards the end of Q2 or in Q3? Can you make any comment on whether that will be a normal, if you like, pre-emptive rights issue or whether that will be an accelerated bookbuild, given its size? — Thank you.”

ANSWER:

“... [T]he remaining equity increase is not going to take place before the closing of the transaction, which still is, let’s say, somewhat open. We expect it to happen probably during June. The type, whether we will do an accelerated bookbuilding or a rights offering, has not yet been decided. It might also be a little bit dependent on the acceptance rate which we find at the end. No specific decision has been taken yet.”

Text

“Bayer AG Management Board Chairman Werner Wenning and Supervisory Board Chairman Dr. Manfred Schneider appeared relaxed at the start of the 2006 Annual Stockholders’ Meeting. And no wonder, because the attending stockholders and stockholders’ representatives were presented with a true success story.

“...[T]he Schering acquisition would enable us to join the ranks of the world’s biggest producers of specialty pharmaceuticals....”

The Bayer Chairman added that following a very successful year, both operationally and strategically, the Bayer Group is now poised to make the biggest acquisition in its history: the planned takeover of Schering, which Wenning described as a value-creating step that is right for Bayer.

“First, it enables us to achieve our stated aim of substantially strengthening our health care business as Bayer’s primary growth engine. Second, it creates a leader in the area of specialty pharmaceutical products. And third, it sustainably improves Bayer’s earning power.”

Wenning said that Bayer’s cancer drug Nexavar would benefit from the greatly expanded sales and marketing platform.

And the merger would further amplify the research and development expertise that both companies already possess.

Wenning also said he was particularly pleased that the management and supervisory boards of Schering AG support Bayer’s offer.

“We firmly believe that the combined pipeline of the two companies holds sufficient potential to ensure a sustained boost to innovation over the medium to long term.””